January 16, 2009

Ms. Jennifer Hardy

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.

Registration Statement on Form S-1 Filed October 15, 2008

File 333-154274

Dear Ms. Hardy:

We have reviewed your November 13, 2008 comment letter (the “Comment Letter”) regarding the registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Registrant”) filed on October 15, 2008. On behalf of the Registrant, we submit this response letter along with Amendment No. 1 to the S-1. The S-1 has been revised in conformity with your comments.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

General

1.	We reference the information found on the company’s blog. We note that the company references your registration statement and contains information that is not in the registration statement. We also note that you provide company and strategy information that is not in the prospectus. We also note that you encourage shareholders to contact you about the offering. Please note that Section 5(b)(1) of the Securities Act prohibits a written offer unless it is in a statutory prospectus. Please file the information on your blog with the SEC as a free writing prospectus. Tell us your analysis as to why the blog does not represent a violation of Section 5 and how you will ensure that telephonic conversations with shareholders regarding the offering do not violate Section 5. Please see Rule 164 under the Securities Act of 1933.

In response to the Staff’s comment, we have provided a supplemental response to the Staff by separate letter dated November 24, 2008. After telephonic conversations with the Staff, we [have filed] a free-writing prospectus with the Commission containing the information presented on the Company’s blog.

2.	We note that you state that the statements on the blog are covered by Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Please note that these sections only apply to public companies and do not cover statements made in connection with an initial public offering. Please revise accordingly.

In response to the Staff’s comment, we have provided a supplemental response to the Staff by separate letter dated November 24, 2008.

Forepart of the Registration Statement and Outside of Front Cover Page of the Prospectus

3.	Please limit the outside cover page of the prospectus to one page.

In response to the Staff’s comment, the Company has revised the outside cover page of the prospectus in accordance with the Staff’s instructions.

4.	Please clarify in the first paragraph on the cover page that you are also registering the shares underlying the underwriter warrants for resale.

In response to the Staff’s comment, the Company has revised the first paragraph on the cover page of prospectus in accordance with the Staff’s instructions.

Inside Front and Outside Back Cover Pages of Prospectus

5.	Please be advised that the prospectus delivery obligation language must be included on the back outside cover of the prospectus, unless the dealers are not required to deliver it. See Item 502 of Regulation S-K.

In response to the Staff’s comment, the Company has included the prospectus delivery obligation language on the back cover of the prospectus in accordance with the Staff’s instructions.

Prospectus Summary, page 1

6.	Please disclose that you will use a portion of the proceeds to repay indebtedness to your CEO.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

7.	On pages 9-10, please revise your disclosure to identify the patent to which you have a non-exclusive license and disclose the importance of the license to your operations (e.g. is the license vital to your operations?). Please further discuss the impact it would have on your business if other licensees exercise their rights to use the license to compete with you.

In response to the Staff’s comment, the Company has revised the disclosure on pages 9-10 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Use of Proceeds, page 17

8.	We note your disclosure in footnote 1 that the net proceeds will be applied among all of the listed categories in your discretion. As required under Instruction 1 to Item 504 of Regulation S-K, please indicate the order of priority as to the use of proceeds.

In response to the Staff’s comment, the Company has revised the disclosure on pages 17-18 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Description of Business, page 21

Microwave Furnaces, page 22

9.	You state that the furnaces vary in price based on the size of the furnace. In light of this fact, please further disclose how you will determine which microwave furnaces to order from your supplier to meet your minimum commitment in the event that you continue to have no purchase orders from customers.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Market and Industry Overview, page 25

10.	Please disclose the source of the published research and tests results to which you refer in making your claims in the last paragraph on page 24 and the first paragraph on page 25. Please tell us whether this information and the information from Global Industry Analysts, Supplier Relations US and the Freedonia Group is publicly available or whether you commissioned it for a fee.

In response to the Staff’s comment, the Company has revised the disclosure on pages 24-25 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions. We have utilized information from Global Industry Analysts, BCC Research, Supplier Relations US, and The Freedonia Group in analyzing our markets and potential markets. We purchased this information from these companies as parts of studies that were generally available to any interested party, and did not commission any of these companies to perform any analysis or market report for a fee.

Employees, page 29

11.	Please disclose whether the three employees are full-time employees of your company.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Market Price of and Dividends on the Registrant’s Common Equity . . ., page 31

Securities Authorized for Issuance under Equity Compensation Plan, page 31

12.	Please present the required information in tabular form as instructed in Item 201(d) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Management’s Discussion and Analysis of Financial Condition . . . , page 32

Results from Operations, page 33

13.	Please discuss whether you expect your revenues to continue to remain at $0 for 2008 and disclose the basis for your expectation.

In response to the Staff’s comment, the Company has revised the disclosure on pages 33-34 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to further discuss the Company’s expected 2008 revenues.

14.	Please disclose whether you expect your operating losses to continue to increase for 2008.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to further discuss the Company’s expected continued operating losses in 2008.

Liquidity and Capital Resources, page 35

15.	Please include a discussion that follows the guidance in SEC Financial Reporting Release 16, Uncertainty about an Entity’s Continued Existence. Please revise your filing to provide a more robust discussion of your going concern issues, including but not limited to the following:

•	Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties;

•	Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way;

•	Detailed cash flow discussions for the twelve-month period following the date of the latest balance sheet presented; and

•	A reasonable, detailed discussion of your ability or inability to generate sufficient cash to support operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 35-37 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to more fully discuss the Company’s plan’s regarding our continued existence.

16.	On page 35, you indicate that you are obligated to purchase $300,000 in goods for inventory during 2008 from Syno-Therm. You disclose that you will need to commit to purchase $206,829 in additional goods for inventory in 2008 to comply with the terms of the lease. Please disclose and tell us what impact the failure of purchasing additional goods for inventory will have on your license agreement, liquidity and overall results of operations. Please consider whether this should be considered as a risk factor for your business. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Critical Accounting Policies, page 37

17.	Please expand your critical accounting policies to address the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

•	If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;

•	If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

•

A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect; and

•

A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past two years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

In response to the Staff’s comment, the Company has revised the disclosure on pages 39-41 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to more fully discuss the Company’s critical accounting policies.

Executive Compensation, page 45

Compensation Components, page 45

18.	The employment agreements of Mr. Hines and Mr. Kirksey state that each executive’s annual salary beginning October 1, 2008 is $96,000 and $120,000, respectively. Please disclose the role of the compensation committee and any other individuals in setting each executive’s annual salary and discuss the salary increases in light of your recent financial performance, including discussing your compensation policy and other factors considered in setting each executive’s salary.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Stock Option Plan, page 45

19.	Please identify any named executive officers that received options and disclose the number that each received.

In response to the Staff’s comment, the Company has revised the disclosure on page 47 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to clarify that no named executive officers received options.

Transactions with Related Persons, Promoters and Certain Control Persons, page 47

20.	Please disclose the use of proceeds of each of Mr. Hines’ loans to the company.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Underwriting, page 49

21.	If Midtown Partners is a “new underwriter” as described in Item 508(b) of Regulation S-K, please provide the information required by that section.

In response to the Staff’s comment, Midtown is not a new underwriter as described in Item 508(b). Midtown was formed in 2000 under the name CB Capital and became an NASD Broker dealer. In 2001, CB Capital was sold and renamed Innovation Capital, which was subsequently sold in 2004 and renamed Midtown Partners.

22.	Please revise your disclosure to provide a brief description of the indemnification provisions as provided in Section 6 of the Underwriting Agreement. See Item 508(g) of Regulation S-K.

In response to the Staff’s comment, the Company has supplemented the disclosure on page 51 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Share Eligible for Future Sale, page 54

Sales of Restricted Securities, page 54

23.	Please disclose how you accounted for piggy-back registration rights and any other registrations rights granted. Please also include this disclosure in your financial statements for the year ended December 31, 2007. Please also disclose if there are any cash penalties related to these registration rights. Refer to paragraph 12 of FSP EITF 00-19-2.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 and the related disclosure on page F-19 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Interest of Named Experts and Counsel, page 55

24.	We note that you presented Farber Hass Hurley LLP’s review report related to your June 30, 2008 interim financial statements on page F-1. As required by AU Section 711.09, please expand your disclosures to clarify that this review report is not a “report” or “part” of the registration statement within the meaning of sections 7 and 11 of the Securities Act of 1933.

In response to the Staff’s comment, the Company has revised the disclosure on page 57 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Financial Statements

General

25.	Please note the updating requirements of Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company has revised the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to include the financial statements of the Company for the period ended September 30, 2008.

Statement of Stockholders’ Equity, page F-5

26.	Reconcile the disclosures provided on page 47 regarding your transactions with Mr. Hines to the information presented in your statement of stockholders’ equity. In particular, we do not see the 2005 conversion of $940,000 in debt to equity or the 2007 conversion of preferred stock into common stock. Also clarify and quantify the amount of dividends paid on the Preferred Stock that Mr. Hines declined. Address these comments as they relate to necessary supplemental noncash disclosures in your statement of cash flows as well.

In response to the Staff’s comment, the Company notes that conversion of Mr. Hines’ debt to equity occurred in 2005, a period not presented in the accompanying financial statements contained in the Amendment No. 1 to the S-1. As such, the Company did not revise any disclosures in the Amendment No. 1 to the S-1. In response to the Staff’s comment regarding the conversion of Mr. Hines preferred shares to common shares, the Company notes that all the preferred shares converted were disclosed as one item on the statement of stockholders’ deficit at December 31, 2007. Mr. Hines converted 470,000 preferred shares into 940,000 common shares and one other shareholder converted 50,000 preferred shares and $20,250 of unpaid preferred dividends into 120,250 common shares. The Company clarified its disclosure on page F-19 of the Amendment No. 1 to the S-1.

Statement of Cash Flows, page F-6

27.	Please tell us how you determined that your payment of licensing fee was a financing activity in accordance with paragraph 18 of SFAS 95 instead of an operating activity.

In response to the Staff’s comment, the Company notes that the licensing fee was originally incurred by the issuance of a long-term payable for the intangible asset. In the period the license was acquired, the offsetting inflow from the of issuance of a long-term payable and the outflow of the acquisition of the intangible asset were disclosed as a non-cash financing activity. In subsequent periods when the long-term payable was reduced with cash payments, the change was also reflected as a financing activity as it was the reduction of a long-term payable.

Note 1. Nature of Operations, page F-7

Organization, page F-7

28.	You disclose that from February 1, 2004 to December 31, 2007, you were a development stage enterprise. Please tell us how you determined that you were not a development stage enterprise after December 31, 2007. Refer to paragraphs 8 and 9 of SFAS 7 and address the need to revise your financial statements to provide all the disclosures of a development stage enterprise.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Note 3. Summary of Significant Accounting Practices, page F-7

Shipping and Handling Charges, page F-7

29.	You disclose that you record shipping and handling charges, which are invoiced to customers with actual shipping and handling costs recorded as part of cost of goods sold in the statement of operations. Please clarify whether shipping and handling charges invoiced to customers are recorded in cost of goods sold or in revenues. Please revise your disclosure accordingly. Refer to EITF 00-10.

In response to the Staff’s comment, the Company has revised the disclosure on page F-7 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Stock-Based Compensation, page F-8

30.	Please provide us an analysis of the stock-based compensation, including warrants, that you granted from January 1, 2007 through the date of your response letter. Tell us how you determined fair value at each relevant date. To the extent applicable, please reconcile the fair values you determined for your common stock to contemporaneous equity transactions and the anticipated TO price of $6.00.

In response to the Staff’s comment, the Company has revised the disclosure on F-8, F-11, and F-12 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Loss per Share, page F-8

31.	You indicate that basic EPS is “computed as net loss is based on weighted average shares outstanding.” Please revise your accounting policy to clarify how basic and diluted earnings per share are calculated. Refer to SFAS 128.

In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to clarify the calculation of basic and diluted EPS.

Notes to the Financial Statements – December 31, 2007

Intangible Assets

32.	Please provide your accounting policy for intangible assets, including patent costs, and provide a footnote to include all disclosures required by paragraph 45 of SFAS 142 including but not limited to the gross carrying amount and accumulated amortization, in total and by major intangible asset class and the estimated aggregate amortization expense for each of the five succeeding fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-10 and F-18 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

33.	Disclose the transaction that resulted in the $100,742 non-cash acquisition of licenses and permits as disclosed in the supplemental disclosures to your statements of cash flows.

In response to the Staff’s comment, the Company notes the discussion above on comment 27. The licensing fee was originally incurred by the issuance of a long-term payable for the intangible asset. In the period the license was acquired, the offsetting inflow from the of issuance of a long-term payable and the outflow of the acquisition of the intangible asset were disclosed as a non-cash financing activity. In subsequent periods when the long-term payable was reduced with cash payments, the change was also reflected as a financing activity as it was the reduction of a long-term payable. The Company has revised pages F-6 and F-18 of the Amendment No. 1 to the S-1 to reflect a clarification of the payable in the statement of cash flows.

Revenue Recognition, page F-13

34.	On page 32, you indicate that revenue recorded in 2007 includes revenue from the furnace sale, as well as amounts for freight, duty and customs clearance, and installation of the microwave furnace. Please tell us how you determined that freight, duty and customs clearance should be included as revenue. Please cite the accounting literature used to support your conclusion.

In response to the Staff’s comment, the Company cites EITF Issue No. 00-10, “Accounting for Shipping and Handling Fees and Costs,” addresses the income statement classification of shipping and handling fees and costs by reporting entities that recognize revenue based on the gross amount billed to customers under EITF Issue 99-19. The EITF consensus for this Issue is that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, represent revenues for the goods provided. Accordingly, those amounts have been classified as revenue.

35.	Please expand your revenue recognition policy to address all the criteria necessary for revenue recognition as set forth in SAB 104.

In response to the Staff’s comment, the Company has revised the disclosure on page F-15 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions.

Loss per Share, page F-14

36.	On page F-17, you indicate that cumulative unpaid dividends on preferred stock totaled $221,143 and $137,943 at December 31, 2007 and 2006 prior to conversion. Please tell us what consideration you gave to your cumulative unpaid dividends in calculating basic earnings per share for the periods ended December 31, 2007 and 2006. Refer to paragraph 9 of SFAS 128. Income or loss applicable to common stock should also be reported on the face of the income statement when it is materially different in quantitative terms from reported net income or loss. Please advise or revise to include net loss available to common shareholders on the face of the statement of operations for each period presented, if applicable. Refer to SAB Topic 6:B.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-4, F-8, F-10, F-16 and F-19 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to present the net loss available to common shareholders in accordance with SFAS 128.

Stock Transactions, page F-17

Preferred Stock, page F-17

37.	You indicate that your President forgave his right to dividends totaling approximately $200,000. Please tell us how you accounted for the forgiveness of cumulative unpaid dividends on preferred stock. Please cite the accounting literature used to support your conclusion.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to clarify the conversion of the preferred shares into common shares. The Company notes that, in accordance with Generally Accepted Accounting Principles, the Company accounted for the forgiveness of the unpaid dividends to the Company’s President by recording an entry to debit dividends payable (an equity account) and credit APIC (an equity account). This was the reverse of the entry made to record the dividends when declared, in accordance with Generally Accepted Accounting Principles. Forgiven equity transactions, such as unpaid dividends, do not carry the same accounting implications as forgiven debt, which must be recorded as revenue. As dividends, such amounts are entries to equity and not to Operating Statement accounts. No specific accounting literature is apparent that covers forgiveness of unpaid dividends.

38.	Revise to clarify, if true, that the preferred stock and redeemable common stock purchase warrants are only redeemable at your option. Otherwise, address the appropriateness of your accounting for these warrants within equity.

In response to the Staff’s comment, the Company has revised the disclosure on page F-19 of the Amendment No. 1 to the S-1 in accordance with the Staff’s instructions to clarify that the stock and purchase warrants were redeemable solely at the Company’s discretion.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc:	Joseph Hines